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                                                               Exhibit 3.2.2

                           CERTIFICATE OF AMENDMENT OF
               AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                 OF OMNICELL.COM



Sheldon D. Asher and Robert J. Brigham certify that:

     1. They are the President and Chief Executive Officer and Secretary, respectively, of OMNICELL.COM, a California corporation.

     2. The Board of Directors of the Corporation duly approved the following amendment to the Corporation's Amended and Restated Articles of Incorporation:

     A new final paragraph of Article III shall be added to read in its entirety as follows:

          "The Common Stock shall be divided upon the filing of this Certificate of Amendment, every one and six tenths (1.6) shares of Common Stock outstanding shall be combined and reconstituted into one (1) share of Common Stock; provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share."

     3. Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was approved, in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of Common Stock of the Corporation is 5,212,957, and the total number of outstanding shares of (i) Series A Preferred is 480,000, (ii) Series B Preferred is 320,666,
(iii) Series C Preferred is 1,700,000, (iv) Series D Preferred is 1,309,484, (v) Series E Preferred is 1,965,262, (vi) Series F Preferred is 1,948,090, (vii) Series G Preferred is zero, (viii) Series H Preferred is 3,804,346, (ix) Series I Preferred is zero, (x) Series J Preferred is 720,800 and (xi) Series K Preferred is 3,010,528. The number of shares voting in favor of Amendment and Restatement equaled or exceeded the vote required. The percentage vote required was (i) more than 50% of the Common Stock voting as a class and (ii) more than 50% of the Preferred Stock voting together as a class.

     4. All other provisions of the Amended and Restated Articles shall remain in full force and effect.

                                       1.

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     IN WITNESS WHEREOF, Omnicell.com has caused this Certificate of Amendment to be signed by the President and Chief Executive Officer and the Secretary this 30th day of July, 2001.

                             OMNICELL.COM


                             By:      /s/ Sheldon D. Asher
                                ------------------------------------------
                                  Sheldon D. Asher
                                  President and Chief Executive Officer


ATTEST:


/s/ Robert J. Brigham
------------------------------------
Robert J. Brigham
Secretary


                                       2.